List of Issuers of Guaranteed Securities

As of June 30, 2021, the following subsidiary was the issuer of the 2.700% Senior Notes due 2031 guaranteed by Sun Communities, Inc.

Name of Subsidiary	Jurisdiction of Organization
Sun Communities Operating Limited Partnership	Michigan